EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended July 4, 2009
Fixed charges:
Interest expense	$159
Estimated interest portion of rents	18
Total fixed charges	$177

Income:
Loss from continuing operations before income taxes	$(79)
Fixed charges	177
Adjusted income	$98

Ratio of income to fixed charges	0.55

Earnings for the six months ended July 4, 2009 were inadequate to cover fixed charges.  Additional earnings of $79 million would have been necessary to bring the ratio of income to fixed charges to 1.0.